August 5, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Vapetek, Inc.

Form S-1/A

Filed July 20, 2015

File No. 333-204087

To the men and women of the SEC:

On behalf of Vapetek, Inc., Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated July 27, 2015 addressed to Mr. Andy Michael Ibrahim, the Company’s President, and CEO, with respect to the Company’s filing of its S-1/A on July 20, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Company note: We have added in the lease agreement for our current office space as exhibit 10.6. The previous exhibit which was titled 10.6 was the lease agreement for our old office space which we no longer operate in or having any contractual obligation to as of today. Our current address is now reflected at the top of the S-1.

SEC Comment(s) /Analysis

Exhibit 5.1

1. We note that you have added a selling shareholder and increased the shares being registered for resale from 14,700,000 to 15,050,000. Please have counsel revise his opinion to address all the shares being registered.

COMPANY RESPONSE

Counsel has revised his opinion. It is attached herein.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: August 5, 2015

/s/ Andy Michael Ibrahim

Andy Michael Ibrahim

President & CEO